Exhibit (a)(2)

LETTER TO SHAREHOLDERS

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU REJECT BIREME’S OFFER AND NOT TENDER YOUR SHARES TO BIREME

June 17, 2011

Dear Fellow Acorn Shareholder:

On June 3, 2011, Bireme Limited (“Bireme”), a company owned and controlled by Ms. Ritsuko Hattori-Roche, who is the wife of Mr. Robert Roche, our Executive Chairman, and Don Dongjie Yang, our Chief Executive Officer and a member of our Board of Directors, commenced an unsolicited tender offer to acquire your Acorn shares for $2.00 per Ordinary Share, which represents $6.00 per ADS, in cash (the “Offer”).

After careful consideration, including a thorough review of Bireme’s Offer with our financial and legal advisors, Acorn’s Board of Directors determined that Bireme’s Offer is not in the best interests of Acorn and Acorn’s shareholders. Your Board of Directors recommends that you reject Bireme’s Offer and not tender your shares.

In reaching its recommendation, your Board of Directors considered, among other things, that:

•	The Offer is inadequate

•	The Offer is opportunistic

•	The Offer, if fully subscribed, will give Mr. Roche, Ms. Hattori-Roche and Don Dongjie Yang (together with their affiliates) actual control of the Company

•	The Board’s belief that the Offer is coercive

•	The Offer does not require a favorable recommendation by the Board of Directors

•	The Offer has numerous conditions

A complete discussion of these reasons and the other material factors contributing to the Board of Directors’ recommendation is included in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Directors’ recommendation. The Company’s 14D-9 filing and other materials related to Bireme’s Offer are also available in the “Investor Relations” section of the Company’s website at http://ir.chinadrtv.com.

We appreciate your continued support.

Best regards,

Andrew Yan

Director

This document contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended). Such statements are based on management’s current expectations that involve risks and uncertainties. Any statements that are not statements of historical fact or that are about future events may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements. Acorn’s actual results or outcomes and the timing of certain events may differ significantly from those discussed in any forward-looking statements due to a variety of factors, including those described in Acorn’s SEC reports, including its April 27, 2011 Form 20-F. Acorn undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Acorn notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Acorn is not waiving any other defenses that may be available under applicable law.